

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 9, 2017

Kirk R. Brannock
Chief Executive Officer
Westell Technologies, Inc.
750 North Commons Drive
Aurora, IL 60504

> **Re:** **Westell Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2016**
> **Filed May 24, 2016**
> **Form 10-Q for Quarter Ended December 31, 2016**
> **Filed February 10, 2017**
> **File No. 000-27266**

Dear Mr. Brannock:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications